Exhibit (a)(9)

Tender Offer

“How will the merger be accomplished?” The merger agreement provides that Publicis Groupe will offer to purchase outstanding shares of Digitas Inc. common stock for $13.50 per share. This process is referred to as a “tender offer.” See Additional Information at the end of these questions and answers for more details.

Compensation and Benefits

“What is Publicis Groupe’s plan for compensation and benefits of Digitas Inc. employees after the merger?” Under the merger agreement, Publicis Groupe has agreed, for at least one year after the closing of the tender offer, to maintain compensation levels, including base salary, cash-based incentive opportunities (but not particular historic levels of achievement), retirement, health and welfare benefits, but not any stock-based benefits, for our employees which are comparable in the aggregate to our current levels.

Equity Award Information

“How do I know how many Digitas Inc. stock options, restricted shares or ESPP shares I hold?” The Company’s stock option, restricted stock and ESPP plan administrator is eTrade. You can view your stock options, restricted stock and ESPP stock by logging on to your account.

Stock Options

“What will happen to my Digitas Inc. stock options?” When the merger closes, each Digitas Inc. option that is outstanding at such time, whether vested or non-vested, will be converted into an option to acquire ordinary shares of Publicis Groupe. Publicis Groupe ordinary shares are traded on the Euronext Paris. Both the number of shares subject to the Digitas Inc. option and the exercise price will be adjusted to reflect the merger in such a way to ensure that the value you have in your Digitas Inc. stock options is approximately equivalent to the value you receive in Publicis stock options on the merger date. The number of Publicis Groupe ordinary shares subject to the adjusted option will be equal to the product of (A) the number of shares subject to the Digitas Inc. option and (B) $13.50 and (C) the Euro Exchange Rate, divided by the closing price of one ordinary share of Publicis Groupe on the Euronext Paris on the merger date expressed in Euros. The adjusted exercise price will be expressed in Euros and will be equal to the product of the exercise price per share of the Digitas Inc. option and the Euro Exchange Rate divided by the quotient obtained by dividing the product of $13.50 and the Euro Exchange Rate by the closing price of one ordinary share of Publicis Groupe on the Euronext Paris on the merger date expressed in Euros. The number of option shares will be rounded down and the exercise price per share will be rounded up to the nearest whole Euro cent.

EXAMPLE

Assumptions

Number of Digitas Inc. option shares:	1,000
Exercise price per share:	$10.00
Euro Exchange Rate:	.76
Closing price of one Publicis Groupe ordinary share on merger date:	32	€
Digitas Inc. stock price on the merger date:	$13.50

Calculations

Adjusted Option Shares

[1,000 x $13.50 x .76] ÷ 32€ = 320 Publicis Groupe option shares

Adjusted Exercise Price Per Share

$10.00 x .76 ÷ [($13.50 x .76) ÷ 32€] = 23.70€

Stock Option Value

Digitas Inc. Stock Option Value: ($13.50 - $10.00) x 1,000 = $3,500
Publicis Stock Option Value in Dollars: [(32€ - 23.70€) x 320] ÷ .76 = $3,495

“Can I exercise my vested Digitas Inc. options and tender my shares to Publicis Groupe?” Yes, you may exercise your vested Digitas Inc. options before the end of the tender period and then tender your shares to Publicis Groupe. Since our trading window is closed, in order to exercise your options and tender your shares to Publicis Groupe, you must pay your exercise price in cash. You will incur ordinary income subject to wage withholding upon option exercise. Therefore, you must also arrange for the payment of the withholding taxes to Digitas Inc. When you tender your shares to Publicis Groupe, you will receive $13.50 in cash for each Digitas Inc. share that you tender. Any difference between the fair market value of Digitas Inc. common stock on the date you exercise and $13.50 will be short-term capital gain or loss.

EXAMPLE

You exercise a non-qualified option to acquire 1,000 shares of Digitas Inc. on January 5, 2007 at an exercise price of $10.00 per share. You pay cash for the exercise price ($10,000) and the withholding taxes. On the date you exercise, let’s assume that Digitas Inc. common stock closes at $13.40. You will have ordinary income of $3,400, which will be considered wages subject to tax withholding. You then tender 1,000 shares to Publicis Groupe and receive $13.50 per share, or $13,500. You will have short-term capital gain of $100.

“When is the last day for me to exercise my Digitas Inc. options so that I can tender my shares to Publicis Groupe?” The last day to tender your shares of common stock of Digitas Inc. to Publicis Groupe is January 24, 2007 unless the tender offer period is extended. In order to allow enough time for the shares of Digitas Inc. to be issued to you and for you to complete the tender offer paper work and submit it to American Stock Transfer & Trust Company for receipt by no later than January 24, 2007, you should exercise your Digitas Inc. options no later than January 17, 2007.

“How will I receive copies of the tender offer materials?” If you are a current shareholder of Digitas Inc., you will be receiving the tender offer materials in the mail. If you are not currently a shareholder but plan to exercise your Digitas Inc. options and tender to Publicis Groupe the shares of common stock of Digitas Inc. which you will receive upon option exercise, you should contact MacKenzie Partners at (800) 322-2885 and request copies of these materials.

“Will there be any change to the vesting of my Digitas Inc. options as a result of the merger?” No, there will not be any change to the vesting of your Digitas Inc. options as a result of the merger. After the merger, the adjusted Publicis Groupe options will continue to vest in the normal course, subject to continued employment.

“Will the cancellation and expiration dates on my options remain in effect after they are converted to Publicis Groupe options?” The cancellation and expiration dates on your stock options will remain in effect.

“When will I know how many new Publicis Groupe options and the corresponding exercise price? When will I be able to exercise?” Publicis Groupe and Digitas Inc. will provide employees with the number of Publicis Groupe shares and exercise price after they are converted. We are still in the process of determining how Publicis Groupe administers its stock option plan, but we anticipate that they will use an online solution similar to eTrade. We will provide you with more information in the future as to when you will be able to exercise your Publicis Groupe stock options after closing.

How do I go about exercising my Publicis Groupe options and selling the shares received? Publicis Groupe also sponsors a cashless exercise procedure which is managed by CACEIS Corporate Trust. This will allow you to exercise your Publicis Groupe options, sell the shares received and apply the proceeds of the sale towards the exercise price and tax withholding. Additional information about this procedure will be provided to you at a later date.

“Will all Digitas Inc. employees be subject to trading windows once the closing occurs and we are owned by Publicis Groupe?” This information will be provided at a later date.

Restricted Stock

“What will happen to my Digitas Inc. restricted stock?” You may not tender any shares of Digitas Inc. restricted stock to Publicis Groupe. Instead, when the merger closes, your shares of Digitas Inc. restricted stock will be converted to Publicis Groupe restricted ordinary shares based on a formula and vesting will continue in accordance with the existing vesting schedule. To do the conversion, we will multiply the number of shares of Digitas Inc. restricted stock with the quotient obtained by dividing the product of $13.50 and the Euro Exchange Rate by the closing price of one ordinary share of Publicis Groupe on the Euronext Paris on the merger date expressed in Euros. You will receive cash for any fractional share.

EXAMPLE

Assumptions

Number of shares of Digitas Inc. restricted stock:	1,000
Euro Exchange Rate:	.76
Closing price of one Publicis Groupe ordinary share on merger date:	32	€

Calculations

	Shares of Publicis Groupe restricted ordinary shares

	1,000 x [($13.50 x .76) ( 32€] = 320 Publicis Groupe restricted ordinary shares

	You will receive cash in the amount of $26.32 for the fractional share.

“When will I know how many new Publicis Groupe restricted shares I will receive?” We will provide you with the conversion of Digitas Inc. restricted shares to Publicis Groupe restricted shares after the merger closes.

Employee Stock Purchase Plan (ESPP)

“What will happen to the Digitas Inc. Employee Stock Purchase Plan (ESPP)?” Our current offering period under the ESPP will run through December 29, 2006. If you are currently participating in the ESPP on December 29, 2006, your accumulated payroll deductions will be used to purchase shares of Digitas Inc. common stock at 85 percent of the closing price on that date. Your participation will be frozen at your current contribution level. No new participants may join the ESPP at this time.

“Will there be another offering period under the ESPP in 2007?” In light of the pending merger, there will not be a new offering period under the ESPP in 2007.

“What happens to my ESPP stock that I have held?” You will be able to tender your ESPP stock to Publicis Groupe. When you tender your shares to Publicis Groupe, you will receive $13.50 in cash for each Digitas Inc. share that you tender. The tax treatment will depend on when you acquired the stock, as follows:

(1) If you tender ESPP stock more than two years after the first day of the offering period in which you purchased the stock under the ESPP, you will have no taxable income if the proceeds you receive are equal to or less than the price you paid for the stock. If the proceeds are higher than the purchase price, you will recognize ordinary income for the year in which the sale occurs equal to the lesser of items (a) and (b) below:

(a) 15% of the fair market value of the stock on the first day of the offering period in which the shares were purchased; or

(b) the excess of the amount actually received upon the sale of the stock over the amount paid.

In addition, you may recognize long-term capital gain or loss in an amount equal to the difference between the proceeds of the sale and your basis in the stock (that is, your purchase price plus the amount taxed to you as ordinary income).

(2) If you sell stock acquired under the ESPP two years or less after the first day of the offering period in which you purchased the stock, you will recognize ordinary income equal to 15% of the fair market value of the stock on the last day of the offering period in which the stock was purchased. This amount is reportable as ordinary income, even if no profit was realized on the sale of the stock or the stock was sold at a loss.

In addition, you may recognize long-term or short-term capital gain or loss (depending on whether you have held the stock for more than twelve months) in an amount equal to the difference between the proceeds of the sale and your basis in the stock.

For examples on the application of these tax rules, please refer to the ESPP Summary and Prospectus available on the Digitas Inc. portal.

More information about the ESPP will be communicated to participants in the short-term.

Deferred Compensation Plan

“What will happen to the Digitas Inc. Deferred Compensation Plan (Deferred Compensation Plan)? Will I receive a distribution on account of the merger?” It is our expectation that the Deferred Compensation Plan will continue for the time being. The Deferred Compensation Plan provides that all deferred compensation amounts will be paid in a lump sum in the event of a hostile change in control. Since this merger has been approved by our board, it is not considered a hostile change in control and therefore no distribution will be made solely on account of the merger. You will receive a distribution in the normal course upon your termination of employment.

“If I transfer to another Publicis Groupe company after the merger, is that considered a termination of employment that will entitle me to a distribution?” No. Once the merger occurs, Digitas Inc. will be considered part of the Publicis Groupe controlled group. The Internal Revenue Service does not recognize transfers of employment between members of a controlled group as constituting a termination of employment.

Other Questions:

“If I have additional questions about the acquisition, who should I contact?” Please feel free to submit your questions by email to questions@digitasinc.com Each week on the portal we will publish answers to common questions we receive.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. Publicis Groupe S.A. has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Digitas Inc. has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Digitas Inc. stockholders are strongly advised to read the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) and the solicitation/recommendation statement because they will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. All of these materials will be sent free of charge to all stockholders of Digitas Inc. upon request by contacting Digitas Inc. Investor Relations at investors@digitasinc.com. In addition, all of these materials (and all other materials filed by Digitas Inc. and Publicis Groupe S.A. with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at http://www.sec.gov .

A Caution Concerning Forward-Looking Statements

This communication contains, in addition to historical information, certain forward-looking statements. All statements included in this communication concerning activities, events or developments that Publicis Groupe S.A. and Digitas Inc. expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Digitas Inc. business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Digitas Inc.’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the Securities and Exchange Commission

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